FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE

BOARD OF DIRECTORS HELD ON JULY 29TH, 2015

1.         DATE, TIME AND PLACE: On July 29th, 2015, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. The majority of members of the Company’s Board of Directors attended the meeting, namely, Mr. Jean-Charles Henri Naouri and Mr. Yves Desjacques, herein duly represented by Mr. Arnaud Strasser, Mr. Arnaud Strasser, through video conference, Mr. Antoine Marie Lazare Giscard D’Estaing, through conference call, Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago, Mr. Luiz Augusto de Castro Neves and Mr. Roberto Oliveira de Lima. Attended part of the meeting, through conference call, Mrs. Maria Helena dos Santos Fernandes Santana.

4.         AGENDA: (i) Analysis and deliberation of the proposal of issuance of shares related to the Company’ stock option plan and the respective share capital increase; (ii) Analysis and deliberation of the management proposal in order to modify Article 2nd of the Company’s By-Laws, to include, at the Company’s corporate purpose, beverage, wines and vinegars import activity; (iii) Analysis and deliberation of the notice of the Company’s Shareholders’ General Meeting in order to deliberate about item (ii) of the agenda; (iv) Analysis and deliberation of the modification of the Internal Regulations of the advisory committees of the Company; and (v) Analysis and deliberation of the rectification of the payment date for the dividends related to the 2nd  quarter of 2015 and approved at the meeting of the Board of Directors held on July 28th, 2015.

5.         RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Analysis and deliberation of the proposal of issuance of shares related to the Company’ stock option plan and the respective share capital increase: Messrs. members of the Board of Directors discussed about the Stock Option Plan for shares issued by the Company approved at the Extraordinary General Meeting held on December 20th, 2006 and May 09th, 2014 (jointly, “Plans”), and decided, unanimously and without reservation:

5.1.1.   In view of the exercise stock option of A6 Silver and Gold, A7 Silver and Gold, B1 and C1 Series of the Plans, approve, observing the recommendation of the Financial Committee and the limit of the authorized capital of the Company, as set forth in Section 6 of the By-Laws, the capital increase of the Company in the amount of R$ 1.000.464,18 (one million, four hundred sixty four Reais and eighteen cents), through the issuance of 34.481 (thirty four thousand, four hundred and eighty one) preferred shares, being:

(i)                 1.703 (one thousand, seven hundred and three) preferred shares, at the issuance price of R$ 64,13 (sixty four Reais and thirteen cents) per share, fixed according to the Plans, totalizing an amount of  R$ 109.213,39 (one hundred nine thousand, two hundred thirteen Reais and thirty nine cents), related to the exercise of Series A6 Silver;

(ii)               1.716 (one thousand, seven hundred and sixteen) preferred shares, at the issuance price of R$ 0,01 (one cent) per share, fixed according to the Plans, totalizing an amount of R$ 17,16 (seventeen Reais and sixteen cents), related to the exercise of Series A6 Gold;

(iii)             10.691 (ten thousand, six hundred and ninety one) preferred shares, at the issuance price of R$ 80,00 (eighty Reais) per share, fixed according to the Plans, totalizing an amount of R$ 855.280,00 (eight hundred, fifty five thousand, two hundred and eighty Reais), related to the exercise of Series A7 Silver;

(iv)             10.685 (ten thousand, six hundred eighty five) preferred shares, at the issuance price of R$ 0,01 (one cent) per share, fixed according to the Plans, totalizing an amount of R$ 106,85 (one hundred six Reais and eighty five cents), related to the exercise of Series A7 Gold;

(v)               4.504 (four thousand, five hundred and four) preferred shares, at the issuance price of R$ 0,01 (one cent) per share, fixed according to the Plans, totalizing an amount of R$ 45,04 (forty five Reais and four cents), related to the exercise of Series B1;

(vi)             334 (three hundred and thirty four) preferred shares, at the issuance price of R$ 83,22 (eighty three Reais and twenty two cents) per share, fixed according to the Plans, totalizing an amount of R$ 27.795,48 (twenty seven thousand, seven hundred and ninety five Reais and forty eighty cents), related to the exercise of Series C1;

(vii)           4.745 (four thousand, seven hundred and forty five) preferred shares, at the issuance price of R$ 0,01 (one cent) per share, fixed according to the Plans, totalizing an amount of R$ 47,45 (forty seven Reais and forty five cents), related to the exercise of Series B2;

(viii)         103 (one hundred and three) preferred shares, at the issuance price of R$ 77,27 (seventy seven Reais and twenty seven cents) per share, fixed according to the Plans, totalizing an amount of R$ 7.958,81 (seven thousand, nine hundred and fifty eight Reais and eighty one cents), related to the exercise of Series C2;

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares at the present date, according to the Company’s By-Laws.

5.1.2.   Consequently, the Company’s share capital shall pass from R$ 6.804.996.055,20 (six billion, eight hundred four million, nine hundred ninety six thousand and fifty five Reais and twenty cents) to R$ 6.805.996.519,38 (six billion, eight hundred five million, nine hundred ninety six thousand, five hundred nineteen Reais and thirty eight cents), entire subscribed and paid in, divided into 265.696.646 (two hundred sixty five million, six hundred ninety six thousand, six hundred forty six) shares with no par value, of which 99.679.851 (ninety nine million, six hundred seventy nine thousand, eight hundred fifty one) are common shares and of which 166.016.795 (one hundred sixty six million, sixteen thousand, seven hundred ninety five) are preferred shares.

5.2.      Analysis and deliberation of the management proposal in order to modify Article 2nd of the Company’s By-Laws, to include, at the Company’s corporate purpose, beverage, wines and vinegars import activity: Mr. Marcelo Acerbi presented the management’s proposal for the amendment of Article 2 of the Company's By-Laws, to include among its corporate purposes the activities of liquor, wines and vinegars import. Thus, based on the exposure and the proposal submitted by management, as well as the favorable recommendation of the Corporate Governance Committee, Messrs. members of the Board of Directors resolved to approve the proposal for amendment of Article 2 of the Company's By-Laws, under the terms presented.

5.3.      Analysis and deliberation of the notice of the Company’s Shareholders’ General Meeting in order to deliberate about item (viii) of the agenda: Due to the resolution above, Messrs. members of the Board of Directors decided to approve the notice of the Company’s Extraordinary General Shareholders Meeting, to be held on a date to be defined, in order to deliberate on the amendment of Article 2 of the Company's By-Laws, under the terms previously approved;

5.4.      Analysis and deliberation of the modification of the Internal Regulations of the advisory committees of the Company: a presentation was made by Mrs. Ana Paula Tarossi Silva and, pursuant to favorable recommendation by each committee, Messrs. members of the Board of Directors decided to approve the amendment of the Internal Regulations of the Company’s advisory committees, under the terms of the proposal presented herein;

5.5.      Analysis and deliberation of the rectification of the payment date for the dividends related to the 2nd  quarter of 2015 and approved at the meeting of the Board of Directors held on July 28th, 2015: After discussions, Messrs. Directors resolved to approve the rectification of the payment date for the dividends related to the 2nd  quarter of 2015 and approved at the meeting of the Board of Directors held on July 28th, 2015, therefore such dividends will be paid to shareholders on August 07th, 2015.

6.         APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 29th of July, 2015. Signatures: Chairman – Arnaud Strasser; Secretary – Ana Paula Tarossi. Jean-Charles Naouri (PoA. Arnaud Strasser), Arnaud Strasser, Antoine Marie Lazare Giscard d’Estaing, Eleazar de Carvalho Filho, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques (PoA. Arnaud Strasser). I certify, for due purposes, that this is a certificate of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 29, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.